PILLSBURY WINTHROP SHAW PITTMAN LLP
P.O. BOX 7880
SAN FRANCISCO, CA 94120
Tel: (415) 983-1000
Fax: (415) 983-1200
August 22, 2005
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Mr. Albert C. Lee, Staff Attorney

Re:	Genomic Health, Inc.
Registration Statement on Form S-1 (File No. 333-126626)
Dear Mr. Lee:
     On behalf of Genomic Health, Inc. (the “Registrant”), attached hereto as Exhibit A please find a copy of the supplemental information dated August 3, 2005 (the “Supplemental Information”) that the Registrant previously provided to the staff (the “Staff”) of the Securities and Exchange Commission. The attached Supplemental Information is being filed on EDGAR pursuant to Comment No. 47 of the Staff’s comment letter dated August 11, 2005.
Very truly yours,
/s/ Justin D. Hovey
Justin D. Hovey
Enc.

Exhibit A
Supplemental Information dated August 3, 2005
[GENOMIC HEALTH, INC. LETTERHEAD]
August 3, 2005
VIA FACSIMILE AND FEDERAL EXPRESS
Albert Lee
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
100 F Street N.E.
Washington, DC 20549
Facsimile: (202) 772-9217

Re:	Genomic Health, Inc. (the “Company”) Registration Statement on Form S-1 Registration No. 333-126626 (the “Registration Statement”)
Dear Mr. Lee:
We are writing to provide you with information to assist the staff of the Securities and Exchange Commission (the “Staff”) in its review of the above-referenced Registration Statement. While not reflected in the Registration Statement, as filed, the Company currently anticipates a public offering price range of $3.25 to $4.25 per share (on a pre-reverse split basis) for the Company’s common stock (the “Common Stock”). A future amendment to the Registration Statement will give effect to an anticipated reverse stock split, which will depend on market conditions and both our and the underwriters’ estimate of an appropriate valuation.
We are providing the following information for the Staff’s consideration in connection with the Company’s pricing of stock options granted during the period from January 2004 through March 2005. Included in this letter are tables summarizing all stock option grants during this period to employees, directors and nonemployees. Table A lists the grant date, number of shares, exercise price, reassessed fair value as set forth in this letter and related deferred stock-based compensation for stock options granted to employees and directors. Table B lists the grant date, number of shares and exercise price of stock options granted to nonemployees.
All of the options listed in Tables A and B were granted at the then-current fair value of the Common Stock, as determined by the Company’s Board of Directors at the time of each grant. The Company believes that its 2001 Stock Incentive Plan (the “Option Plan”) meets all of the required criteria set forth in APB Opinion No. 25 and in the Internal Revenue Code of 1986, as amended (the “Code”), that are essential to classify option grants as non-compensatory. The terms of the Option Plan require that incentive stock options granted by the Company have exercise prices equal to at least 100% of the fair market value of the Common Stock at the time of grant. All options granted since 2001 were intended to be incentive stock options or were otherwise granted at 100% of the then-current fair market value. The Company believes that the actions of its Board to establish the fair market value of the Common Stock at such dates were prudent and done with due care so as to comply with the requirements of APB Opinion No. 25 as to non-

Albert Lee
August 3, 2005

compensatory options and to preserve the status of such options as incentive stock options under the Option Plan and the Code.
A substantial majority of the Company’s Board of Directors is comprised of non-officer directors, including several venture capitalists. These individuals have considerable experience in operating or financing life science companies and, as a group, are familiar with the issues surrounding the valuation of options and other securities of life science companies. In addition, many of the directors represent, or is himself, a significant stockholder of the Company and therefore would experience significant dilution in the event of an issuance of Common Stock at less than fair market value. The Company believes that the composition of the Board of Directors resulted in an unbiased view of the value of the Common Stock, and, together with the Board’s cumulative knowledge of, and experience with, other similar companies, produced a reasonable estimate of the then-current fair value of the Common Stock. In the absence of a public trading market, the Board of Directors considered numerous objective and subjective factors to determine the fair value at each option grant date, including the factors described below:
(a)	the option grants involved illiquid securities in a private company;

(b)	the shares of Common Stock acquired upon exercise are subject to vesting (generally 25% after the first year and the ratably per month over the remaining three years or 1/48th per month over the four years);

(c)	the price of the Series E preferred stock issued by the Company in 2004, and the rights, preferences and privileges of the Company’s Series A, B, C, D and E Preferred Stock (the “Preferred Stock”) over the Common Stock;

(d)	the Company’s performance, operating results and status of clinical trials and preclinical activities at the time of grant;

(e)	important developments relating to advancement of the Company’s current product;

(f)	the Company’s stage of development and progress in implementing business strategy;

(g)	equity market conditions and trading ranges of comparable public companies; and

(h)	the likelihood of achieving a liquidity event for the shares of Common Stock underlying these options, such as an initial public offering or sale of the Company, given prevailing market conditions.
The Board of Directors specifically took into account the following provisions of the Preferred Stock in determining the fair value of the Common Stock at the time of the option grants:
(a)	the participation rights of the holders of Preferred Stock that provide for pro rata sharing of liquidation proceeds with the holders of Common Stock (up to a

Albert Lee
August 3, 2005

specified cap for each series of Preferred Stock) after the payment of the aggregate liquidation preference to the holders of Preferred Stock;

(b)	the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into Common Stock unless the price per share in an initial public offering is at least $3.80 (on a pre-reverse split basis) with aggregate offering proceeds of at least $20.0 million;

(c)	the non-cumulative nature of the Series A, B, C, D and E Preferred Stock dividends, with annual dividends of $0.08, $0.148, $0.177, $0.184 and $0.226, when and if declared, per share prior to the payment of any other dividends;

(d)	the voting power of holders of Preferred Stock relative to holders of Common Stock.
Nevertheless, in connection with the preparation for filing the Registration Statement, the Company reconsidered whether the stock options granted since January 2004 contained a compensatory element which should be recorded on the Company’s books. The Company believes January 2004 is the appropriate starting date to perform an analysis of the reassessed fair value of its stock because the Company launched its first commercial product, Oncotype DX, in that month. As a result of its review, the Company has concluded that compensation expense should be recorded for stock options granted between January 2004 and March 2005 and in any future months where the exercise price is below the reassessed fair value.
To that end, the Company has recorded an aggregate of approximately $3.6 million in deferred stock-based compensation for options granted in the period from January 2004 through December 31, 2004. Approximately $191,000 of this amount was expensed during the year ended December 31, 2004 and $232,000 was expensed in the quarter ended March 31, 2005. The remaining approximately $3.3 million will be expensed in future periods. As a result of stock options granted in February and March 2005, the Company recorded additional deferred stock-based compensation expense totaling approximately $174,000 in the quarter ending March 31, 2005. The Company will continue to record additional deferred stock-based compensation expense in future periods based on the difference between the reassessed fair value of the Common Stock and the exercise price underlying subsequent option grants. The Company amortizes deferred stock-based compensation expense over the applicable vesting period on a straight-line basis.

Albert Lee
August 3, 2005

Early Business Operations
The Company was incorporated in August 2000 to develop genomic-based clinical diagnostic tests for patients with cancer, which tests provide information about a specific tumor at the molecular level. The Company’s goal was to develop tests which would allow doctors and patients to make more informed personalized decisions regarding patient treatment options. Accordingly, the Company’s primary activities from inception through December 2003 included establishing its research facility, hiring employees, building its laboratory and conducting research regarding the genes and gene pathways which may play a role in cancer. The Company funded these efforts through the issuance and sale of preferred stock, raising $7,935,000 in November 2000, approximately $29,000,000 in January 2001, $5,000,000 in March 2001, and an aggregate of $9,370,000 at various times in 2002. During this time, the Company’s efforts were focused on reviewing and analyzing genes to comprise possible test candidates and developing and refining the process whereby the Company is able to extract RNA from small samples of tumor specimens. After narrowing the field to 250 cancer-related genes out of the approximately 25,000 genes in the human genome, in 2002 and early 2003, the Company undertook three independent clinical studies designed to correlate the expression of these genes to known patient outcomes. From these studies, the Company narrowed the gene candidates to the 21 genes which comprise its current test for breast cancer, Oncotype DX, and set about clinically validating the ability of what it calls the “Recurrence Score” to differentiate between patients with high and low risk of recurrence of their cancer in 10 years.
In order to validate their test results, the Company performed a study with the National Surgical Adjuvant Breast and Bowel Project (“NSABP”) which commenced in June 2003. The results of this validation study were presented at the 26th Annual San Antonio Breast Cancer Symposium in December 2003. Following on these successes, the Company launched its first product, Oncotype DX, in January 2004.

Albert Lee
August 3, 2005

Stock Options Granted
At the time of the grant of the stock options below, the Company believed that the then-current estimated fair value set by its Board of Directors was appropriate. However, with the benefit of hindsight and the knowledge of how numerous uncertainties existing at the time of option grants were resolved, the Company has carefully considered the issues relevant to estimating the compensatory element of stock options granted since January 2004. Based on this review, the Company believes that it has recorded appropriate amounts for deferred stock-based compensation and related amortization expense related to the option grants.
Table A — Options Granted to Employees and Board Members

				Reassessed Fair	Deferred
				Value as a	Stock
	Number of	Exercise	Reassessed	Percentage of	Compensation
Grant Date	Shares	Price	Fair Value	$3.75	Expense
February 2004	224,800	$0.46	$0.65	17%	$43,000
April 2004	104,000	$0.46	$1.04	28%	$60,000
June 2004	20,000	$0.46	$1.43	38%	$19,000
July 2004	450,000	$0.46	$1.62	43%	$522,000
September 2004	301,000	$0.46	$2.01	54%	$467,000
October 2004	130,000	$0.46	$2.20	59%	$226,000
December 2004	1,253,000	$1.00	$2.59	69%	$1,992,000
December 2004	200,000	$1.10	$2.59	69%	$298,000
February 2005	16,500	$1.00	$2.98	79%	$33,000
March 2005	65,000	$1.00	$3.17	85%	$141,000
					$3,801,000

Albert Lee
August 3, 2005

The stock options in Table B below have been accounted for in accordance with SFAS No. 123 Accounting for Stock-Based Compensation, as amended by SFAS No. 148, and Emerging Issues Task Force Consensus (“EITF”) No. 96-18, Accounting for Equity Instruments that are Issued to other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, with the fair value of such options being periodically remeasured as such options vest using the reassessed fair value as determined by the Company.
Table B — Options Granted to Nonemployees

Grant Date	Number of Shares	Exercise Price
February 2004	3,000	$0.46
September 2004	20,000	$0.46
December 2004	2,000	$1.00
Business Operations — January 2004 through June 2005
The Company believes that the reassessed fair value of the Common Stock, as set forth in Table A and described above, is fair and reasonable in view of Company-specific business and general market conditions at the time of each option grant. In reaching its conclusions, a number of internal and external factors affected the Company’s determinations, including:
In January 2004, the Company commercially launched Oncotype DX. In February, March and April, 2004, the Company sold an aggregate of 10,638,298 shares of its Series E Preferred Stock at $2.82 per share for gross proceeds of approximately $30 million. These funds were used to finance the Company’s ongoing research efforts, to expand its clinical laboratory and to finance its clinical development efforts. During the spring and summer of 2004, the Company conducted additional studies with the NSABP to test additional attributes of Oncotype DX. In the summer, the results from one of these clinical studies demonstrated that Oncotype DX predicts the likelihood of disease recurrence in tamoxifen-treated patients with lymph node negative (N-), estrogen receptor positive (ER+) breast cancer because it captures both prognosis and response to the drug tamoxifen. It also predicted the magnitude of response to tamoxifen based upon a patient’s Recurrence Score. In September 2004, results of another clinical study with the NSABP demonstrated that Oncotype DX also correlates with the likelihood of chemotherapy benefit in early stage N-, ER+ breast cancer patients. In October 2004, the results of a study conducted with Northern California Kaiser Permanente demonstrated that the Recurrence Score is independently associated with risk of breast cancer death and is able to identify subgroups of patients according to low, intermediate and high risk of death at 10 years. Also, in October 2004, The New England Journal of Medicine accepted the Company’s validation study for publication, publishing an online version of the results in early December. The results of the tamoxifen, chemotherapy and survival studies were presented at the 27th San Antonio Breast Cancer Conference in December

Albert Lee
August 3, 2005

2004. Also in December, the Company raised $22,294,022 million through the sale of 7,905,682 additional shares of its series E preferred stock at $2.82 per share.
Also, by the fall of 2004, the Company was beginning to see the results of its sales force’s efforts to market Oncotype DX, with the number of tests performed almost tripling in four months. That increase continued into 2005 following the San Antonio Conference, the publication of the Company’s validation study in The New England Journal of Medicine on December 30, 2004 and the growing acceptance of the test by the oncology community.
The Company’s progress was, however, tempered by several negative events. In December 2004, the Office of In Vitro Diagnostics of the Food and Drug Administration (the “FDA”) initiated a dialogue with the Company regarding the regulatory status of Oncotype DX as a ‘home brew’ test. The Company currently believes the FDA is reviewing the status of Oncotype DX. Any change in status requiring, for example, pre-market review, would obviously adversely impact the ability of the Company to sell its test pending such a review.
In addition, in December 2004, the local Medicare contractor in Northern California indicated that it would not provide coverage for Oncotype DX. It went on to say that coverage may be a national-level matter. In addition, in early 2005, the Medical Advisory Panel of the Blue Cross and Blue Shield Association concluded that Oncotype DX did not meet the panel’s technology criteria for clinical effectiveness and appropriateness. Although the assessment is provided as an information service and is not binding on Blue Cross and Blue Shield affiliates, it can be used as grounds to deny test coverage for Oncotype DX.
An important aspect of the Company’s success is and will continue to be its ability to obtain third-party reimbursement from payors for the tests it performed. To date, the Company is just beginning to gain traction with respect to reimbursement.
The Company operates in a rapidly changing and competitive market, and in order to succeed, the Company will need to do the following:

•	secure satisfactory third-party payor reimbursement for Oncotype DX and any other products it may develop;

•	generate demand for its product, including through sales efforts, educational activities and published research;

•	secure, maintain and protect the intellectual property necessary to sell its current product and to develop and sell future products;

•	expand its current laboratory operations and hire personnel to enable the Company to process commercial quantities of tests; and

•	retain key employees to continue research efforts aimed at developing new products and product enhancements.

Albert Lee
August 3, 2005

Life Science Market
Between January 2004 and June 2005, a total of 77 companies filed for their initial public offerings. Of these companies making proposed offerings, 59 priced their offerings and ten withdrew their offerings. Of the 59 companies that went public, only five priced above the range, 23 priced within the range and 31 priced below the range.
Reassessment Methodology
The Company determined to pursue an initial public offering in light of (a) the positive results of its clinical trials for Oncotype DX; (b) the positive market response to Oncotype DX; (c) the seeming acceptance by the public markets in 2004 of new biotechnology issuers and (d) the achievement of its short-term financing goals by completing the Series E preferred stock financing. Based on the nature and relatively even distribution of value-creating events between January 2004 and June 2005 discussed above, the Company decided to use a straight line approach to estimate appreciation in the reassessed fair value of its Common Stock during this period. No single event during this period fully supports any incremental movement in Common Stock value, but the combination of many individual factors, including the general progression of the Company’s business during the period, contributed to the increased reassessed value of the Common Stock. Accordingly, the Company believes that a straight-line adjustment provides the best approximation of the increase in value over time.
The Company’s Board of Directors determined $0.46 to be the fair market value of the Company’s Common Stock in January 2004. Upon reexamination of the option grants in February 2004, the Company has reassessed the fair market value to $0.65, or approximately 23% of the sales price of the Series E preferred stock sold at $2.82 per share in each of February, March, April and December 2004. The Company believes the discount of the Common Stock to the sales price of the Series E was justified by the substantial preferences held by the preferred stockholders at the time. The same is true of the reassessment to $0.85 per share in March 2004, or approximately 30% of the Series E price, the reassessment to $1.05 per share in April 2004, or approximately 37% of the Series E price and the reassessment to $2.59 per share, or approximately 92% of the price of additional shares of Series E preferred stock sold at $2.82 per share in December 2004.
The Company then determined to use $3.75 per share (on a pre-reverse split basis), as the reassessed fair value of the Common Stock as of the filing of the Registration Statement on July 15, 2005. This amount represents the Company’s estimate of the mid-point of the expected filing range.
It should also be noted that the Preferred Stock automatically converts into Common Stock on a one for one basis in the event the public offering price is or exceeds $3.80 per share (on a pre-reverse split basis). If the holders of the Preferred Stock have to waive this provision of the Company’s Restated Certificate of Incorporation, the holders for the Series E preferred stock will nonetheless be entitled to a reduction in their conversion price, resulting in the issuance of 1.128 shares (on a pre-reverse split basis) of Common Stock for each share of Series E Preferred Stock.

Albert Lee
August 3, 2005

The Company believes that the reassessed fair value of its Common Stock of $3.75 per share (on a pre-reverse split basis) as of the filing of the Registration Statement on July 15, 2005 is conservative. The Company expected that only the closing of the initial public offering will provide the major infusion of new capital and eliminate the Preferred Stock preferences that will justify a value per share of Common Stock in the price range anticipated for this offering. Additionally, recent life science company initial public offering market and performance has reinforced the highly volatile nature of the market for new biotechnology issues and underscores the conservative assumptions the Company has made. The market for new issues appears to have severely weakened during latter half of 2004 and this weakness has continued into 2005.
Conclusion
The Company has faced significant risks, challenges and uncertainties since inception. The Company believes that all of the stock options summarized herein were granted at the then-current fair market value of the Company’s Common Stock as determined by its Board of Directors at the time of each grant. As discussed previously, these values were determined by the Company’s Board after consideration of all relevant factors, including, in particular, the Company’s operating results at the time of grant, development and timing of key product milestones, a benchmark sale of preferred stock, general market conditions for the stock of biotechnology companies and the receptiveness of the stock market for initial public offerings. In addition, the Board considered that the options granted were on an illiquid security and were subject to vesting generally over four years. In connection with the filing of its Registration Statement, the Company has reviewed the grants from January 2004 to March 2005, with the benefit of hindsight and the knowledge of how numerous uncertainties existing at the time of the option grants were ultimately resolved. Based on this review, the Company has concluded that deferred stock-based compensation should be recorded for options granted between January 2004 and March 2005, as described in this letter. The Company believes that the reassessed fair values used as the basis for determining deferred stock compensation in connection with its stock option grants are reasonable and appropriate for the reasons set forth above.
In conclusion, the Company believes the deferred stock-based compensation expense it recorded is reasonable in light of the circumstances surrounding its business, the life science industry and its proposed initial public offering. Should you require additional information, please call me at (650) 569-2290.
Very truly yours,
/s/ G. Bradley Cole
G. Bradley Cole
Executive Vice President and Chief Financial Officer
Genomic Health, Inc.

cc:	Dr. Randal Scott

S.D. Wong
G.A. Lombardi
J.D. Hovey